Barclays PLC One Churchill Place London E14 5HP
Stephanie J. Ciboroski Senior Assistant Chief Accountant Securities and Exchange Commission Washington DC 20549 USA

5 March 2013

Dear Ms Ciboroski,

Barclays PLC and Barclays Bank PLC

Form 20-F for the fiscal year ended December 31, 2011

Filed 30 March 2012

Form 6-K

Filed 27 July 2012

Form 6-K

Filed October 31, 2012

Files No. 001-09246 and 001-10257

This letter responds to the comment letter (the “Comment Letter”) from the staff of the Securities and Exchange Commission (“the Staff”), dated 1 February 2013, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2011 (“the 2011 Form 20-F”) of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”) and the Report on Form 6-K relating to the Interim Results Announcement for the 6 months ended 30 June 2012, and the Report on Form 6-K relating to the Interim Management Statement for the quarter ended 30 September 2012.

Our responses to your comments are set out in Appendix 1 to this letter. To facilitate the Staff’s review, Barclays has included in its responses the captions and numbered comments included in the Comment Letter in bold text and has provided its responses immediately following each numbered comment.

Yours sincerely,

C.G. Lucas

Group Finance Director

Cc	Celia Soehner

(Securities and Exchange Commission)

George H. White

John O’Connor

(Sullivan & Cromwell LLP)

Andrew Ratcliffe

(PricewaterhouseCoopers LLP)

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

1.

We note from your response to prior comment 4 that in future filings you intend to include cross-references from this section to “other areas of the Form 20-F where disclosure is relevant to the specific key risk issues…or which describe specific actions taken [as a result] of such key risk issues.” However, it is unclear from your response and existing disclosure what other areas of your 2011 Form 20-F specifically relate to the bulleted key risk issues that are presented on page 15. Please advise, or describe further how you will expand your disclosure in future filings to comply with prior comment 4.

In light of the Staff’s further comment, in our 2012 Annual Report on Form 20-F (the “2012 20-F”) we will clarify the resolution of the “Key Risk Issues” reported in the Board Risk Committee (BRC) Chairman’s report in the Corporate Governance Report. We will also disclose details of any changes to risk management that occurred as a result of the BRC’s review of such issues.

“Key Risk Issues” reported to the BRC are issues proposed by management so that the BRC can assess their current and future impact and ensure that any risks are being managed appropriately. There are three potential outcomes from the BRC’s review of such issues: (i) the BRC may be satisfied that either no management action is required or that existing actions being taken by management are appropriate; (ii) it may, after discussion with management, satisfy itself that actions to be taken by management following the discussion are appropriate; or (iii) it may, following discussion with management, elevate situations to the Board where it is not satisfied that the appropriate actions are being taken by management.

The 2012 20-F will clarify in the Corporate Governance Report which of these outcomes the BRC resolved in respect of each such issue and, where any items have been referred to management for action or have been elevated to the Board, we will cross refer to disclosure elsewhere in the financial report where the resulting actions are described.

No changes to risk management have occurred as a result of the BRC’s review of any one specific key risk issue in 2012. However, following discussions on liquidity risk appetite and the liquidity risk management framework, and taking into account the external environment and potential stresses on Barclays following the announcement of the fines in relation to the Bank’s misconduct in relation to LIBOR and EURIBOR, BRC asked that management implement a temporary reduction to liquidity risk appetite for a time over the summer period in 2012. We will disclose this temporary reduction in the “Funding Risk” sub-section in the “Risk Management” section with a cross reference in the BRC Chairman’s report in the Corporate Governance Report to this Funding Risk section.

2.

Please refer to prior comment 5. We note your response and your proposed disclosure regarding the emergence period for various portfolios. You define the emergence period as the timeframe in which losses have been incurred but not yet specifically identified in portfolios of loans at the balance sheet date. Further, your disclosure on page 63 of the December 31, 2011 20-F states that “[t]he incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period.” Please address the following:

—

Please clarify what you mean by “specifically identified as impaired.” For example, clarify if this is when a loan becomes past due, you receive notice of bankruptcy, etc., or at some other point. To the extent this varies among your portfolios, please explain how.

Barclays holds impairment in three categories:

1.   Specific or Individual Identified Impairment

2.   Collective Identified Impairment

3.   Collective Unidentified Impairment

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

The reference to “specifically identified as impaired” refers to the category of specific or individual identified impairment whereby there is objective evidence of impairment within the meaning of IAS 39 Financial Assets: Recognition and measurement, regarding the individual asset resulting in an impairment allowance against the individual asset.

Objective evidence of individual impairment is defined within the Group Impairment and Provisioning Policy and is fully aligned with IAS 39. This policy will be described within the “Credit impairment charges and impairment on available for sale assets” note to the financial statements in the 2012 20-F as follows:

“An impairment loss is recognised if there is objective evidence of impairment as a result of events that have occurred and these have adversely impacted the estimated future cash flows from the assets. These events include:

-	becoming aware of significant financial difficulty of the issuer or obligor;
-	a breach of contract, such as a default or delinquency in interest or principal payments;
-	the Group, for economic or legal reasons relating to the borrower’s financial difficulty, grants a concession that it would not otherwise consider;
-	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;
-	the disappearance of an active market for that financial asset because of financial difficulties; and
-

observable data at a portfolio level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual financial assets in the portfolio – such as adverse changes in the payment status of borrowers in the portfolio or national or local economic conditions that correlate with defaults on the assets in the portfolio.”

Collective Identified Impairment is where there is IAS 39 objective evidence of impairment against individual assets, but impairment is held at a collective level against a pool of similar assets. This is generally applied to pools of retail assets that are individually insignificant. Wholesale assets on Early Warning list 3 (EWL3) categories are also collectively assessed for impairment. EWL 3 assets are assets for which concern exists and if the obligor’s financial position deteriorates default could occur and the Group would be at risk of loss.

Unidentified Impairment is calculated using statistical analysis with suitable management oversight; all parameters used within this analysis are frequently monitored and assessed for their reasonableness (e.g. emergence period).

—

Please clarify why you define the emergence period based on the time taken from “receiving a default indicator” to an identified impairment being incurred for your wholesale portfolios in the Corporate Banking and Investment Banking divisions. In this regard, the period of “receiving a default indicator” appears to be potentially different than the point that the loss was incurred. Additionally, clarify the types of things you would consider to be a “default indicator” for these portfolios.

In light of the Staff’s further comments, we consider that the use of the term “Default indicators”, which has a specific meaning under Basel III, may not be sufficiently clear and we will remove it from our proposed disclosures. In place of the disclosure suggested in our previous response, we propose to include the following in future Form 20-F filings:

“For wholesale portfolios, in Corporate Banking and Investment Bank, the emergence period is portfolio specific and is based on the anticipated length of time from the occurrence of a loss event to identified impairment being incurred.”

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

To clarify, for wholesale portfolios, the emergence period is the average time that we estimate elapses from the occurrence of a loss event to a point where identified impairment is incurred.

—

Expand your disclosure to specifically discuss how you test these periods against the actual time elapsing from the initial indication of potential default to the loss event. In this regard, it appears that the emergence period is only a portion of this timeframe, but your response indicates that you use the whole period to validate that the emergence period is reasonable.

In the Corporate Bank the emergence period is tested against the actual time elapsing from the occurrence of a loss event to the point where impairment is identified by way of individual case file review. In the 2012 20-F, we will expand our disclosures to state that:

“The emergence period in the Corporate Bank is derived from actual case file review. This has also been benchmarked against the time taken to move between risk grades in our internal watch lists, from EWL1 or 2 into EWL3 which is the level of risk that will attract a collective impairment allowance. Both methodologies produce similar results for the emergence period, which is currently 3 months.”

Unidentified impairment in the Investment Bank is calculated for all exposures held at amortised cost where an identified impairment is not held, using a 6 month emergence period. When we periodically review the Unidentified Impairment methodology, this emergence period is checked against past experience.

—

Tell us in more detail why a longer (six-month period) would be used for larger counterparties and large loan balances that are subject to individual monitoring for early signs of default, as compared to retail banks portfolios where individual monitoring would not be occurring.

Larger corporate clients have greater resources such that it typically takes a longer period of time from a loss event, such as the significant financial difficulty of the obligor, to objective evidence of impairment being observed. Financial information may also be updated less frequently than for retail borrowers (where past due status is key) and consequently the emergence period is longer.

Retail portfolios are subject to a shorter emergence period as a loss event will quickly result in objective evidence of impairment being observed. For example in the event of a retail customer becoming unemployed, this quickly results in non-payment of a credit card bill. However we believe that the same customer would attempt to make mortgage payments for a longer period and hence a longer emergence period is appropriate.

—	Clarify how this period relates to the “write-off” period and “charge-off” periods discussed in response to our prior comment 7.

In Barclays Retail Credit Risk terminology, “emergence period” refers to the time it takes for an account that is impaired but not yet identified to move from the performing loan category to the impaired loan category. This is the period of time which we look at historically to derive a prediction for the level of Unidentified Impairment present on the performing loan book. Unidentified Impairment is applied to loans that do not yet exhibit signs of potential loss but a loss event has already occurred. A lengthening of this period will generally lead to higher levels of Unidentified Impairment.

As the emergence period only has an effect in the calculation of Unidentified Impairment, it does not have a direct relationship with the ‘write-off’ and ‘charge-off’ periods. By definition it needs to address events which have occurred, but as these events cannot be identified, this must be done in a probabilistic manner.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

3.	Please refer to prior comment 9 and address the following:

We note your response that you were unable to identify whether customers were experiencing financial difficulty at the time the loans were extended. We further note that you subsequently determined that the loans should not be classified as forbearance, in part because they met minimum age and term requirements and you did not lower the interest rate. Tell us whether you evaluated if they would have access to alternative funding at the same rate, or whether the rate at which the loan was extended was commensurate with the market rate for a loan of similar credit quality at the time of extension. If so, tell us how and if not, tell us why not.

We did not evaluate if these customers would have had access to alternative funding at the same rate, but were able to continue to lend to these customers because they met our underwriting criteria at the date that the loans were extended. Under Barclays terms and conditions, for this portfolio, the mortgage interest rate was set for the life of the product at a fixed percentage above the Bank of England base interest rate which was maintained when the loan was extended.

—

Clarify how long the interest-only period for these loans was typically extended. To the extent it was for one year or more, discuss how you consider the impact on your 30 day and 90 day arrear numbers in your response. For example, given that the borrower is only required to make the interest payment, it appears this could positively impact the delinquency trends noted.

These mortgages were interest-only from origination and not switched from capital repayment products. Analysis shows that the average extension of the mortgage term was approximately 6.5 years. The term extension did not result in reduction of monthly payments for these loans, and therefore we would not expect any impact to delinquency as a result of this action.

—

Clarify whether the loans convert to amortizing after the interest-only period ends, and if so, discuss the typical percentage impact to the monthly payment upon conversion to an amortizing loan. Also, discuss the periods when the vast majority of these loans convert to amortizing (if applicable), and discuss any trends in delinquency statistics upon the conversion to an amortizing loan, to the extent they are different from the statistics in your response.

These loans were interest-only mortgages that have had their maturity date extended and as such do not convert to amortising within the term of the mortgage. The entire principal amount of the mortgage is repayable on maturity.

The original loan tenor plus the term of extension would not have exceeded the maximum tenor allowed for the product under normal underwriting criteria at the time of origination.

—	Tell us the percentage of these loans that have reached maturity, and of those, tell us how many were able to pay off the balance of the loan and how many subsequently defaulted upon maturity.

£1.5bn of loans were granted term extensions between January 2008 and December 2011. As at December 2012, £100m of balances (7% of the total) had matured and repaid. Of these loans, only three cases have reached maturity (£0.05m) and were not repaid.

—

Tell us whether you have provided any more extensions for these loans, and if so, discuss the reasons for doing so and whether you consider the loans to be in forbearance upon the subsequent extension.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

We have not allowed any more extensions for these loans.

—

You indicate that you believe that the subsequent performance of these loans supports the fact that they were not classified as forbearance because they were performing better than those loans that were classified as such. Please tell us how you considered the fact that they are also not performing as well as your regular loan portfolio, which indicates that there has been some decline in credit quality, comparatively. In this regard, we note that the 30 and 90 days arrears percentages are double that of your normal loan portfolio at December 31, 2011 and remain similarly elevated at June 30, 2012.

The loans in this segment were advanced prior to 2009 and share arrears performance characteristics with other loans originated at that time. Although these term extensions have a higher arrears rate compared to the total book (all vintages) overall, their performance characteristics are much closer to the general performance to the 2007 / 08 vintage, as shown in the table below.

Segment	Arrears of 30+ days (%)	Arrears of 90+ days (%)	Recoveries (%)
2007/8 Total Originations	1.9	1.1	0.7
2007/8 Term Extension	2.3	1.4	0.7
Total Interest Only Portfolio	0.9	0.3	0.5

Since 2009 we have tightened credit policy criteria on affordability, required credit scores and LTV so a comparison to the total book or to vintages of business originated after this time is not an accurate way to view the performance of these accounts.

—

We note that you discuss several factors you currently consider when determining if a term extension should be classified as forbearance. Please tell us if these factors are consistent with what you considered historically, and if not, describe the factors considered historically.

The factors that we currently consider when determining if a term extension should be classified as forbearance are consistent with what we have historically considered i.e., a term extension for interest-only mortgage holders will only be classified as forbearance if one or more of the following conditions are met:

a)	The loan is in the last 2 years of contractual term or later.

b)	There is evidence/statement of borrower financial difficulty.

c)	Affordability criteria are not met based on current and stressed rate.

d)	The extension takes the maturity date past retirement age of the borrower or 70 (whichever the earlier).

e)	The maximum term after extension more than 25 years from original completion date.

—

You indicate that you do not treat these loans as a separate loan pool historically because these are performing assets that have no objective evidence of impairment. It is unclear how you determined that there was no evidence of impairment considering that the timing of the contractual cash flows of the original loan has changed. Please provide additional information as to how you concluded that including these loans in the general loan pool is appropriate considering the guidance in AG87-88 if IAS 39 or tell us how you concluded that your models are incorporating the increased risk elsewhere in the calculation.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Our impairment calculations are in accordance with the guidance of paragraphs AG87 and AG88. Loans are grouped based on the probability of default (PD), with impairment then calculated by multiplying PD by loss given default. Changes to the risk profile of this segment of the portfolio were reflected in the probability of default models. For the unidentified segment of this portfolio, the probability of default models are calculated by taking an average of the last 12 months of roll rates from the portfolio, and calculating the appropriate default rates. These models are updated every month using the most recent 12 months roll rates. Therefore, any increase in the risk arising from these accounts would result in an increase in PD levels.

Where the term of an interest only mortgage has been extended and it is our assessment that the customer will pay contractual cash flows when due, then no identified impairment allowance was recognised on the loan. In the case of these mortgages, identified impairment allowances were recognised to the extent that they showed signs of impairment. An unidentified impairment allowance was recognised on all loans that were not subject to identified impairment.

4.	As a related matter, we note from your Q3 2012 Interim Management Statement Question and Answer Session document from your website that approximately 44% of your mortgage book is interest-only, and that you have been looking closely at your portfolios of these mortgages as you are now seeing maturation of these mortgages. Please expand your disclosures in future filings to discuss the following:

—	Disclose the percentage of your mortgage portfolio that is interest-only.
—

Discuss the key terms of your interest-only mortgage portfolio. For example, discuss whether these loans ever convert to amortizing, the typical interest-only period, the current LTVs for this portfolio and percentage of your interest-only loans maturing in the next three years, separately disclosed by year.

—	Separately disclose delinquency statistics for your interest-only mortgage portfolio from your noninterest-only mortgage portfolio.
—	Discuss whether you continue to make interest-only loans and describe any differences in your current underwriting practices for these loans.
—

Discuss the steps you are taking to mitigate the risk of a significant number of these loans maturing in the next few years. For example, discuss any programs you have to convert these mortgages into more conventional amortizing loan products.

In light of the Staff’s further comments, we will include the following disclosures in our 2012 20-F:

“Exposures to interest only home loans

In the course of its retail lending business, the Group provides interest only mortgages to customers, mainly in the UK. Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal provided that these are no more than 5% of the principal balance in any year.

Subject to such overpayments, the entire principal remains outstanding until the end of the loan term and the customer is responsible for repaying this on maturity. The repayment vehicle may include sale of the mortgaged property.

Interest only lending is subject to underwriting criteria that include: a maximum size of loan, maximum loan to value ratios, affordability and maximum loan term amongst other criteria. Borrowers on interest only terms must have a repayment strategy in place to repay the loan at maturity and are regularly contacted to ensure that their repayment strategies will be adequate to repay the loan on maturity.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Interest only mortgages comprise £53bn (46%) of the total £115bn UK Home Loans portfolio. Of these, £46bna are owner-occupiedb with the remaining £7bn buy-to-letc.

Exposure to interest only owner-occupied home loans
As at December 31	2012
Interest only balances (£m)	45,693
90 days arrears (%)	0.3
Marked to market LTV %	45.2
Interest only mortgages maturing during:
2013	710
2014	872
2015	1,046

Notes

a)	Balances also include the interest only portion of the Part and Part UK owner-occupied portfolio. A Part and Part Home Loan is a product in which part of the loan is interest only and part is amortising. Where customers request a further advance, this is generally made on a repayment basis. Advances made on a repayment basis have been included above.
b)	Owner-occupied refers to mortgages where the intention of the customer was to occupy the property at origination.
c)	Buy-to-let refers to mortgages where the intention of the customer (investor) was to let the property at origination.”

5.

Please refer to prior comment 10. In your response, you indicate that these loans are not segregated into a separate pool for the purposes of determining the allowance for loan losses and that you believe the risk of non-performance is reflected in the probability of default being assigned to them in your impairment models. As the need for a re-age, even if not considered significant enough to classify a loan as impaired, would indicate evidence of a decline in credit quality that is different from a loan that does not need a re-age, it is unclear how you concluded that a separate risk pool was not appropriate under paragraphs AG87-88 of IAS 39. Please provide additional information as to how you are appropriately and timely capturing the risk related to these loans in your allowance. For example, please specifically explain how you are applying a higher probability of default to these loans when they are classified in the same pool as loans that have not been re-aged.

In 2011, Unidentified Impairment was one segment which consisted of all balances that were not subject to identified impairment treatment. As these re-aged loans were not classified as forbearance, they remained within our Unidentified Impairment calculations.

These calculations are performed in accordance with the guidance of paragraphs AG87 and AG88. Loans are grouped based on the probability of default (PD), with impairment then calculated by multiplying PD by loss given default. Changes to the risk profile of this segment of the portfolio are reflected in the probability of default models. For the unidentified segment of this portfolio, the probability of default models are calculated by taking an average of the last 12 months of roll rates from the portfolio, and calculating the appropriate default rates. These models are updated every month using the most recent 12 months roll rates. So if there was any increased risk from these accounts, PD levels would increase accordingly. As such, PDs are tailored specifically for each portfolio.

However, to further improve this methodology, in December 2012, we strengthened our policy to incorporate high risk segmentation. This allows for the identification of pools of High Risk loans within our Unidentified Impairment population, and bespoke levels of impairment held against them.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

6.

Please refer to prior comment 12. As requested, please revise your future filings to disclose the range of internal funding rates as well as an average rate for the period, or tell us why this information is not relevant for disclosure.

Internal funding rates are based primarily on the cost to the Group of alternative funding in the wholesale market, with rates set each time the businesses request funding from Barclays Treasury. Internal funding rates will vary regularly (at least monthly and in some cases daily) to reflect the market rate of interest estimated to be available to the group that is reflective of the nature (including behavioural life and currency of the underlying customer position) of the funding being sought. The main determinant of the internal funding rates is the cost of liquidity experienced by Barclays in the wholesale markets. Rates are applied to all of the Group’s businesses on a consistent basis with the overall aim of charging/rewarding the business with the appropriate market rate for the funding required/supplied. Given the multiplicity of the rates provided to the businesses, the immaterial impact it has on net interest margin and that all businesses are treated consistently, we do not consider it is helpful to the reader to indicate the range of rates being used; however we do agree that a qualitative disclosure of the basis of charging will be useful. Our 2012 20-F will include a disclosure shown in the response below.

Also, as requested, please discuss whether there have been any material changes to these rates during the period and if so, quantify the impact such changes have had on your disclosure

There have been changes to the internal funding rate, driven mostly by the change in market funding rates. The change in the internal funding rate though is insignificant as a driver of the overall movement in the year on year net interest margin.

Our 2012 20-F will provide further information about the impact of the internal funding rate as follows:

“The 2012 decrease in Customer asset and liability margins partially reflects a year on year increase in the Group’s average internal funding rates. The increase in funding rates has had an adverse impact on customer asset margins and a benefit to customer liability margins, resulting in a reduction of 3bps (2011: 2bps) in the Net Interest Margin.

The Group uses a range of internal funding rates which price intra-group funding and liquidity to give credit to businesses with net surplus liquidity and to charge those businesses in need of wholesale funding at a rate that is driven by prevailing market rates and includes term premiums. The objective is to price internal funding for assets and liabilities in line with the cost of alternative external funding, which ensures there is consistency between retail and wholesale sources. Rates are applied to all entities within the Group on a consistent basis. There have been no material changes to the methodologies used during 2012.”

7.

We note your response to prior comment 18 where you describe your methodology for determining the carrying value of your cash generating units (CGUs). In your response, you state that for UKRBB, average economic capital has historically been used as an approximation for the net asset value of that CGU, whereas for all of your other CGUS, the carrying value has been determined using the actual net asset value of the relevant CGU. You also state for the 2012 and future impairment tests, you intend to fully allocate shareholder funds on a pro forma basis based on UKRBB’s share of group risk weighted assets, as a better approximation of the UKRBB CGU’s net asset value. Please respond to the following:

—

Tell us in more detail how you believe your methodology for determining the carrying value of the UKRBB CGU complies with the guidance in paragraphs 75 and 75 of IAS 36 in light of the fact that those paragraphs state that a CGU includes the carrying value of only those assets that can be allocated directly or allocated on a reasonable and consistent basis, and does not include the carrying value of any recognized liability unless the recoverable amount of the CGU cannot be determined without consideration of the liability.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

The UK RBB cash generating unit includes a number of business activities within and across multiple legal entities and the nature of our accounting systems means that it is not practicable to directly identify the net asset value of that CGU. Therefore, it is necessary to derive an estimate of net asset value for this CGU. In 2011, and preceding periods, we derived this estimate using average economic capital. In 2012, following comments received from the Staff, we determined that fully allocating shareholders funds on a pro forma basis, based on UKRBB’s share of group risk weighted assets, provides a better estimate. Risk weighted assets drive the level of capital that a banking business holds to support its business. UKRBB’s share (%) of Total Risk Weighted Assets (RWAs) applied to Total Shareholders Equity less goodwill (before UKRBB’s goodwill balances is added back) is a suitable approximation of the UKRBB CGU’s net asset value. This change in approach would not have resulted in a different conclusion to the goodwill impairment assessment, although it would have reduced the headroom by which the recoverable amount exceeded the net asset value as at 31 December 2011 from £8.7bn to £7.0bn.

The carrying value of UKRBB CGU so calculated includes the carrying value of liabilities, because the recoverable amount (the Value in Use) of the CGU cannot be determined without consideration of those liabilities. Given the nature of UKRBB’s business, which is driven by net interest margin, it is not considered appropriate to calculate the recoverable amount without taking consideration of the recognised liabilities and related cash outflows as the liabilities, such as customer deposits, are integral to the generation of future net interest margin cash flows.

On this basis the methodology complies with the guidance in IAS 36.75, which states that the carrying amount of a CGU should be determined on a basis consistent with the way the recoverable amount of a CGU is determined.

As stated above, the recoverable amount of UKRBB is calculated on a basis that includes cash flows relating to the liabilities of that business. As a result, we need to ensure that the carrying value being tested for impairment also includes those liabilities and that the cost of funding those liabilities is excluded from the discount rate to avoid double counting.

Cash flow forecasts for UKRBB are prepared on a net margin basis, taking into account all funding costs, allocated on gross assets and liabilities to derive a profit before tax which is used as a basis for determining future cash flows. The funding costs within UKRBB are core to the generation of cash inflows and therefore, in accordance with IAS 36, should be included in the determination of the recoverable amount.

The use of such cash inflows and outflows in determining the recoverable amount is in accordance with IAS 36.39 which states:

Estimates of future cash flows should include:

(a)	projections of cash inflows from the continuing use of the asset;
(b)

projections of cash outflows that are necessarily incurred to generate the cash inflows from continuing use of the asset (including cash outflows to prepare the asset for use) and can be directly attributed, or allocated on a reasonable and consistent basis, to the asset; and

(c)	net cash flows, if any, to be received (or paid) for the disposal of the asset at the end of its useful life.

The discount rate that we apply to those cash flows is a modelled UKRBB-specific pre-tax cost of equity.

—

Given that you do not identify the specific assets and liabilities directly attributed to the UKRBB CGU, please tell us how you are able to estimate the cash flows from that CGU. In your response, please address why you believe your methodology complies with the guidance in paragraph 77 of IAS 36.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Cash flows are separately identifiable by product type and are clearly identifiable in our cash flow budgets as being specific to the UKRBB CGU.

IAS 36.77 states that:

“When assets are grouped for recoverability assessments, it is important to include in the CGU all assets that generate or are used to generate the relevant stream of cash inflows. Otherwise, the CGU may appear to be fully recoverable when in fact an impairment loss has occurred.”

As stated above, the methodology that we have used to determine the carrying amount of the CGU is consistent with our approach to determining the recoverable amount of the CGU. The use of UKRBBs share (%) of RWAs is considered to be a reliable methodology for determining the carrying value of the CGU consistent with the cash flows of the UKRBB CGU which are clearly identifiable and generated from the gross assets and liabilities of the UKRBB CGU.

—

Describe in more detail how your new methodology for determining the carrying value of the UKRBB CGU is performed. For example, your response indicates that you now intend to fully allocate shareholder’s funds on a pro forma basis based on UKRBB’s share of group weighted assets, but your response also notes that the carrying value of all of your CGUs except for UKRBB do not include any allocation of centrally held funding, such as subordinated debt or debt securities in issue. Thus, from your response, it is not clear how this methodology will fully allocate shareholder’s funds on a pro forma basis, or why it would be appropriate to allocate centrally held funding to one CGU, but not for determining the carrying value of all CGUs.

The carrying amount is calculated by using UKRBB’s percentage share of Total RWAs applied to Total Group Shareholders Equity less total Group goodwill, before UKRBB’s goodwill balances are added back.

As discussed above this methodology is consistent with the way in which the recoverable amount is determined. For all other CGUs within the Group, the carrying value of the CGU is determined by using net asset value excluding net assets and liabilities that do not generate future cash flows. The recoverable amount is determined on a consistent basis by including the cash inflow and outflows for the assets and liabilities included in the carrying value of the CGU.

For each individual CGU the carrying amount and recoverable amount are therefore determined on a consistent basis and the allocation of assets and liabilities to each CGU is determined on a basis consistent with the way the recoverable amount of the CGU is determined in accordance with IAS 36.75.

—

Clarify whether you determine the recoverable amount of the UKRBB CGU differently from how you determine the recoverable amount of the other CGUs given the different methodologies used to determine the carrying value of the CGUs.

We determine the recoverable amount of the UKRBB CGU consistently with other CGUs within the Group. A value in use calculation is performed where cash flows are discounted back to present value in accordance with IAS 36.30. This is deemed to be the most suitable approach in determining the recoverable amount for each CGU within the Group.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

8.

We note your responses to prior comments 22, 24 and 26; however, your risk factor disclosure should provide all relevant information needed for an investor to fully understand the risk presented. Please provide us with proposed disclosure to be included in future filings that addresses our prior comments and does not simply cross-reference other sections of your Form 20-F

We have noted your comments requesting greater detail in our risk factor disclosure and enclose a draft of our proposed disclosure for the 2012 20-F. Please see Appendix 2.

This disclosure has been drafted with the aim of ensuring that the reader is able to obtain a full understanding of the material risks currently of concern to the Group without the need of reference to other areas of the document. However, some cross-referencing remains which directs readers to particularly detailed information should they wish to refer to it for additional background (e.g. to the “Supervision and regulation” section for a more detailed description of certain of the Dodd-Frank Act proposals and their current status).

9.

Please confirm that you will include the substance of your response to prior comment 28 in the risk factors section of your 2012 Form 20-F, as well as any additional material changes in facts and circumstances relating to the investigations cited in our prior comment.

In response to the Staff’s comment, we will provide in our ”Risk Factors” section a discussion of the specific risks arising from the legal and regulatory matters disclosed elsewhere in our 2012 20-F. Our proposed disclosure for the Legal risk factor in the 2012 20-F addresses this. Please see Appendix 2.

In particular, please note that:

-

In relation to litigation disclosed in our Note to the financial statements relating to “Legal Proceedings”, the key risk in each case is that a ruling will be made against Barclays. We have therefore disclosed that “The outcome of each of these legal proceedings is difficult to predict. However, it is likely that the Group will incur significant expense in connection with these matters and one or more of them could expose the Group to any of the following: substantial monetary damages; other penalties and injunctive relief; potential regulatory restrictions on the Group’s business; and/or negative effect on the Group’s reputation.” Whilst Barclays has disclosed these particular risks, we do not think that a detailed discussion of each legal proceeding within the risk factor section would be helpful to investors, and the cross-reference to the Note to the financial statements relating to “Legal Proceedings” indicates where readers can find a more detailed discussion of the matters.

-

In relation to matters disclosed in our Note to the financial statements relating to “Competition and Regulatory Matters”, we have included within the Legal Risk factor a discussion of the specific risks for each matter.

-

As referenced in our response to prior comment 28, we have included within the Regulatory Risk factor a description of certain risks associated with the ongoing reforms of certain interest rate benchmarks, and we will include in the “Supervision and Regulation” section of our 2012 20-F a more detailed description of the potential reforms following the Wheatley review.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

-	An updated description of the FSA investigation and related matters is included in our Note to the financial statements relating to “Competition and Regulatory Matters”.

-

The additional disclosure that describes the terms and conditions of the Settlement Agreement with the FSA, the Non-Prosecution Agreement with the DOJ-FS and the Settlement Order Agreement with the CFTC, previously provided to the Staff in our response to prior comment 30 of the Staff’s comment letter of 10 September 2012 will be included in our Note to the financial statements relating to “Competition and Regulatory Matters” in our 2012 20-F, in an updated disclosure regarding London Interbank Offered Rate.

10.

Please either confirm that you will include the substance of your response to prior comment 29 under the “Regulatory risk” section in future filings, updated as appropriate to reflect more recent changes, or provide us with proposed risk factor disclosure “that provide[s] a more precise explanation and quantification” of the costs associated with regulatory compliance.

In light of the Staff’s comments in future filings we will not use the term “regulatory costs” which is causing confusion and will instead refer to specific underlying items that have resulted in expenses, such as the levies payable under the Financial Services Compensation Scheme, and regulatory and other fines, in the relevant commentary on the results.

We have noted your above comment requesting greater detail in our risk factor disclosure and enclose a draft (see Appendix 2) of our proposed disclosure for the 2012 20-F which we consider addresses the points you have raised.

11.

Please refer to prior comment 33. Item 301 of Regulation S-X requires you to provide enough detail about your operating results for a reader to understand the drivers behind material changes for the reported periods. As this Form 6-K is incorporated by reference into your registration statements, please revise your future filings to provide the information previously requested. For example, we note your proposed disclosure that Fixed Income, Currency and Commodities (FICC) in the half year ended June 30, 2012 as compared to the half year ended December 31, 2011 was due to a significantly improved trading environment. Explain what you mean by that and whether revenue increased due to an increase in market value, volume or a combination of these or other factors. Furthermore, we note from your Q3 2012 Interim Management Statement Question and Answer Session document on your website that your FICC model is a conservative one, and you tend to outperform competitors when markets are weaker and perform less well when markets are stronger. Please discuss this fact, along with the key drivers of your strategy that generally result in the occurrence of this trend.

In response to the Staff’s comment, we have included the following explanatory disclosure in relation to the income of the Investment Bank in our Form 6-K filed February 12, 2013:

—	“ Total income increased 13% to £11,722m

– Fixed Income, Currency and Commodities (FICC) income improved 17% to £7,403m, in an uncertain, but more favourable trading environment. Increased liquidity and higher client volumes across a number of product areas resulted in increased contributions from the Rates, Emerging Markets, Commodities, Securitised Products and Credit businesses, partially offset by lower contributions from Currency driven by subdued volumes and lower volatility

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

– Equities and Prime Services income increased 14% to £1,991m, reflecting global market share gains which resulted in an improved performance in cash equities and equity derivatives, despite subdued market volumes

– Investment Banking income increased 5% to £2,123m, reflecting global market share gains and increases in revenues across global financial advisory and underwriting businesses more than offsetting the impact of increased internal sales concessions. Debt underwriting activity and equity underwriting in the Americas grew particularly strongly and were primary contributors to the 8% increase in total net fees and commission income”

The Staff further requests an explanation of the comment made during the Question and Answer Session for the Q3 2012 Interim Management Statement that the FICC model is a conservative one, and the Investment Bank tends to outperform competitors when markets are weaker and performs less well when markets are stronger.

Fixed Income, Currency and Commodities (FICC) is a well diversified business, with scale. It is recognized as having a very strong core client flow business and this has generated broadly consistent levels of client revenues through the cycle. Compared to some peers, there is a very limited focus on proprietary trading activities which has limited the potential for volatility in the income statement. As such, the FICC business model is a conservative one. This perspective is supported by the Group’s analysis of our results and those of our competitors over time, which has found that the Investment Bank tends to outperform many of its competitors when markets are weaker and performs less well when markets are stronger. Accordingly, FICC profitability has been generally less volatile compared to most of its peers, as the main focus of its business is to generate income from its clients.

Further to this, a significant proportion of the credit sensitive assets within the FICC business are not held for immediate sale but are loans to customers, held at amortised cost under IAS 39, whereas a number of competitors hold such assets at fair value. Barclays holds credit default swaps against these positions, which are derivatives and accordingly held at fair value. As a result, in a downturn, the FICC business records impairment, offset by gains on these credit default swaps, but does not make fair value losses on the portfolio. In stronger markets, the FICC business does not make fair value gains on the portfolios, but records fair value losses on the credit default swaps.

We do not consider that it is appropriate to include this discussion in our 2012 20-F as it contains some degree of reasonable conjecture regarding the business models of our peer banks. While we believe, based upon the explanation above, the statement was true when made and in light of the context of a Q&A session appropriate, we do not believe it to be the type of statement appropriate for inclusion in the annual report on Form 20-F or other document incorporated by reference into a registration statement. In particular, it would not be capable of the level of verification required for inclusion in our Form 20-F, as peers do not tend to disclose the level of fair value losses or gains relating to their credit portfolios.

12.

Please refer to prior comment 35. We note your response; however, it remains unclear how successful your forbearance programs are from your proposed disclosure. Please revise future filings to provide disclosure indicating how successful these programs are. For example, discuss how many of these loans subsequently default, need another modification, etc.

The forbearance disclosure in our 2012 20-F (see Appendix 3) has been revised to make it clearer that forbearance balance information for previous reporting periods is not available as Group-wide tracking of forbearance only began in 2012. This means we are unable to produce metrics in the current reporting cycle that evidence, for example, the flow of forbearance cases back into the performing loan book. Comparable figures for previous reporting periods are not available but as time progresses, such that our store of historic forbearance data increases, we will consider the appropriateness of additional disclosure.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

13.

We note your disclosure of the additional £1,000 million related to provisions for payment protection insurance (PPI) redress during the third quarter of 2012, which was in addition to the £300 million recorded in the first quarter of 2012 and £1,000 million recorded in 2011. Given the material nature of the additional charges and the uncertainty inherent in this estimate, please revise future filings to provide more information to highlight the potential additional obligations you face. For example, consider the following:

—	Disclose the total amount of policies sold that are covered under the PPI redress program.
—

Provide a description of the amount of redress required under the program. For example, disclose if it is total premiums paid plus an interest component, or some other methodology. To the extent the level of redress varies among policies, please discuss how and your expectations of the volume of redress required under each type.

Disclose a roll forward of the level of outstanding complaints received, starting with the amount outstanding at the beginning of the year, complaints resolved, new complaints received and the number of complaints outstanding at the end of the period.

In response to your concerns we have included the following explanatory disclosure in relation to the Payment Protection Insurance Redress provision in our Form 6-K filed February 12, 2013. The disclosure includes a forecast of our future expected claims which is the basis on which we have calculated the provision. We did not provide the roll-forward of claims received and outstanding at the end of the period, as suggested in your letter, as this is not the basis on which the provision is calculated and the majority of claims received and upheld during the year were settled by the year end. Equivalent disclosure will also be included in our 2012 20-F:

“Payment Protection Insurance Redress

Following the conclusion of the 2011 judicial review, a provision for PPI redress of £1.0bn was raised in May 2011 based on FSA guidelines and historic industry experience in resolving similar claims. Subsequently, further provisions of £300m were raised in March 2012, £700m in September 2012 and £600m in December 2012, bringing the total provision for PPI redress to £2.6bn. As at 31 December 2012 £1.6bn of the provision had been utilised, including gesture of goodwill payments to customers with accrued claims at the conclusion of the judicial review, leaving a residual provision of £1bn.

As of 31 December 2012, 1.1m customer initiated claims1 have been received and processed. The volume of claims received has declined since a peak in May 2012, although the rate of decline has been lower than previously expected.

In addition to customer initiated claims, in August 2012, in accordance with regulatory standards, Barclays commenced proactive mailing of the holders of approximately 750,000 policies. Of this population approximately 100,000 have been mailed as at 31 December and it is anticipated that the remainder will be completed by June 2013.

To date Barclays has upheld on average 39% of all claims received, excluding payment of gestures of goodwill and reflecting a high proportion of claims for which no PPI policy exists. The average redress per valid claim to date is £2,750, comprising, where applicable, the refund of premium, compound interest charged and interest of 8%.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

The current provision is calculated based on a number of key assumptions which continue to involve significant management judgement:

-	Customer initiated claim volumes - claims received but not yet processed and an estimate of future claims initiated by customers where the volume is anticipated to decline over time

-	Proactive response rate - volume of claims in response to proactive mailing

-	Uphold rate - the percentage of claims that are upheld as being valid upon review

-	Average claim redress - the expected average payment to customers for upheld claims based on the type and age of the policy/policies

The provision also includes an estimate of our claims handling costs and those costs associated with claims that are subsequently referred to the Financial Ombudsman Service.

These assumptions remain subjective, in particular the uncertainty associated with future claims levels. Therefore, it is possible that the eventual outcome may materially differ from current estimates, resulting in an increase or decrease to the required provision. The following table details, by key assumption, actual data through to 31 December 2012, forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low:

Assumption	Cumulative actual to 31.12.12	Future Expected	Sensitivity Analysis increase/decrease in provision

Customer initiated claims[1]	1,100k	450k	50k = £44m

Proactive mailing	100k	650k

Response rate to proactive mailing	27%	29%	1% = £9m

Average uphold rate per claim[2]	39%	53%	1% = £11m

Average redress per valid claim[2]	£2,750	£2,000	£100 = £41m

1 Total claims received to date including those for which no PPI policy exists and excluding responses to proactive mailing.

2 Claims include both customer initiated and proactive mailings”

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 2

Risk Factors

The following information describes the material risks which the Group believes could cause its future results of operations, financial condition and prospects to differ materially from current expectations. Certain of the risks described below also have the potential to adversely impact the Group’s reputation and brand which could adversely affect the Group’s results of operations, financial condition and prospects.

Business conditions and the general economy

Barclays offers a very broad range of services to personal and institutional customers, including governments. The Group has significant activities in a large number of countries. Consequently, there are many ways in which changes in business conditions and the economy in a single country or region or globally can adversely impact profitability, whether at the level of the Group, the individual business units or specific countries of operation.

During 2012, the economic environment in Barclays main markets was marked by generally weak or negative growth (as measured by GDP), which has affected business, consumer and investor confidence across these regions. Economic performance in the near term remains uncertain and is expected to be subdued, which may in some cases lead to material adverse impacts on the Group’s operations, financial condition and prospects, through, for example, changes in credit ratings, share price, and solvency of counterparties, as well as higher levels of impairment and default rates, lower revenues and higher costs. A summary of the performance for each main geographical area is as follows:

—

In the UK, the economy grew by 0.2% in 2012, but negative growth in the fourth quarter has led to expectations of another difficult year in 2013. The potential for persistent unemployment, higher interest rates and rising inflation may increase the pressure on disposable incomes and affect an individual’s ability to service debt with the potential to adversely impact performance in the Group’s retail sector;

—

Although US economic performance in 2012 was largely positive, with growth slightly above 2%, the US economy grew by only 0.1% in the fourth quarter of 2012. Moreover, the unemployment rate remained historically high and the risk of a failure of government leaders to reach a more lasting fiscal agreement remains, both of which increase uncertainty and contribute to a lack of business, consumer and investor confidence and thus adversely affect Barclays US business operations;

—

The Eurozone saw negative growth during 2012 as it was impacted by the ongoing sovereign debt crisis. Credit conditions have remained weak and a depressed housing sector, high unemployment (especially acute amongst the under-30 year old population), contracting GDP and high government deficits may in the near term continue to adversely affect Barclays business operations in this region; and

—

While South Africa experienced moderate economic growth in 2012, the housing sector showed some weakness towards the end of the year leading to uncertainty in the performance of the Absa business in the near term.

For further information on specific risks to our business relating to a potential economic downturn and the continuing Eurozone crisis, see below under Credit Risk.

Credit Risk

Credit Risk is the risk of the Group suffering financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group.

The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with its clients. Other sources of credit risk arise from trading activities, including: debt securities; settlement balances with market counterparties; available for sale assets; and reverse repurchase agreements. It can also arise when an entity’s credit rating is downgraded, leading to a fall in the value of Barclays investment. In addition, the Group may incur significant unrealised gains or losses due solely to changes in the Group’s credit spreads or those of third parties, as these changes may affect the fair value of the Group’s derivative instruments and the debt securities that the Group holds or issues

Risks

An economic downturn

The Group’s results, financial condition and liquidity may continue to be adversely affected by the uncertainty around the global economy and the economies of certain areas where Barclays has operations. The Group’s performance is at risk from any deterioration in the economic environment which may result from a number of uncertainties, including most significantly the following factors:

i)	Extent and sustainability of economic recovery, including impact of austerity measures on the European economies

The threat of weaker economies in a number of countries in which the Group operates could lead to higher levels of unemployment, rising inflation, potentially higher interest rates and falling property prices. Any deterioration in the global economic conditions could have an adverse impact on the credit quality of the Group’s customers and counterparties and could lead to a reduction in recoverability and value of the Group’s assets resulting in a requirement to increase the Group’s level of impairment allowance.

Growth rates in the UK, US, Europe and South Africa continue to have implications for our portfolios, particularly in Europe where growth forecasts remain weak. Rising unemployment and higher interest rates would reduce debt service ability in the retail sector with a knock on effect on corporate credit. The implementation of austerity measures to address high levels of public debt has negatively impacted economic growth and led to rising unemployment in

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 2

some European countries. The monetary, interest rate and other policies of central banks and regulatory authorities may also have a significant adverse effect on a number of countries in which the Group operates. The Group’s profitability is subject to further uncertainty from the growth prospects for the Chinese economy and the effect that this may have on the recovery prospects of the global economy.

ii)	Increase in unemployment due to weaker economies in a number of countries in which the Group operates

During 2012 the unemployment rate in the Eurozone increased to 11.7% (December 2011: 10.7%) and remains particularly high in Spain at 26.1% (December 2011: 23.2%), although rates have declined in the US to 7.8% (December 2011: 8.5%) and the UK to 7.8% (December 2011: 8.3%) as businesses created jobs despite weak economies.

As customers’ ability to service their debt is particularly sensitive to their employment status, any increase in unemployment rates could lead to an increase in delinquency and default rates, particularly in credit cards and unsecured loan portfolios, which may, in turn, lead to a requirement to increase the Group’s impairment allowances in the retail sector. Any increase in impairment or higher charge off to recovery and write offs could have a material adverse effect on the Group’s results, financial condition and capital position.

iii)	Impact of rising inflation and potential interest rate rises on consumer debt affordability and corporate profitability

Rising inflation resulting from central bank monetary policies or other factors, coupled with the potential for rising interest rates in response, could have significant adverse effects on both economic growth prospects and the ability of consumers and the corporate sector to service existing debt levels. Consumer debt affordability is sensitive to interest rates and so any rise, or series of increases, may lead to a significant rise in the Group’s impairment charges, particularly in unsecured products, such as credit cards and personal loans, and adversely impact the Group’s performance in a similar way to higher employment levels described above.

iv)	Possibility of further falls in residential property prices in the UK, South Africa and Western Europe

With a £115bn UK home loan portfolio (50% of the Group’s total loans and advances to the retail sector), Barclays has a large exposure to adverse developments in the UK property sector. 76% of the loans in this portfolio have a Loan-to-Value (LTV) of equal to or less than 75%. While arrears have remained steady and impairment modest in this property book the housing sector remains weak, despite continuing low interest rates, This weakness may contribute to further impairment in the near term resulting from a deterioration in house prices due to reduced affordability as a result of, for example, higher interest rates or increased unemployment. Specifically, the UK Interest Only portfolio of £53bn remains more susceptible to weak property prices as these loans mature and customers are required to repay the entire principal outstanding at a time when the loan to value maybe high. For further details on Group’s exposure to interest only home loans and the quality of the portfolio, refer to page [xx].

The UK Commercial Real Estate sector also remains at risk from deterioration in the housing sector which may affect customer confidence levels causing further adverse movements in real estate. This may result in higher levels of default rates in the corporate sector leading to higher impairment charges and write offs by the Group.

The Spanish and Portuguese economies, in particular their housing and property sectors, remain under significant stress with falling property prices having led to higher LTV ratios and contributing to higher impairment charges. These increases were principally driven by:

–

Negative house price movements which have reduced market demand and mortgage supply with the result that a customer’s ability to sell has reduced and the likelihood of repossessions has increased. Also loss on default has increased due to lower amounts being realised from the sale of properties in a distressed market; and

–	Customers’ behaviour and a reduced willingness to pay as a result of their perception of a lower equity stake.

As at 31 December 2012, home loan balances to Spain and Portugal were £13.6bn (31 December 2011: £14.9bn) and £3.7bn (31 December 2011: £3.9bn), respectively. The 2012 impairment charge to our residential mortgage book in Spain was £72m (2011: £38m) and in Portugal was £24m (2011: £9m).

If these trends in Spain and Portugal continue or worsen and/or if these developments occur in other European countries such as Italy in which we have particular exposure to residential mortgages outside the UK, we may incur significant impairment charges in the future, which may materially adversely affect the Group’s results of operations and financial condition.

Throughout 2012 the South African housing sector has been depressed reflecting a weak economy and uncertain outlook. There is concern that unsecured personal debt levels are becoming very high. If the economic environment worsens and becomes subject to further stress this could adversely affect the Group’s performance in the home loan, unsecured loan, auto and credit card portfolios. In the home loan portfolio the average LTV ratio has remained broadly stable at 44.2% (2011: 45.2%), although impairment was higher in 2012 at £339m (2011: £190m) reflecting higher loss given default rates and levels of write-offs in the recovery book. In Absa Business Markets, the corporate property book remains sensitive to property prices, with reductions potentially leading to increased impairment charges.

For further information see Wholesale Credit Risk and Retail Credit Risk (pages XX to XX).

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 2

v)	US ‘Fiscal Cliff’ and Debt Ceiling Negotiations

Following the temporary agreement reached at the turn of 2012/3 concerning the expiry of tax cuts in the US federal budget as part of the ‘Fiscal Cliff’ legislative negotiations, considerable uncertainty remains with regards to a longer-term agreement, in particular with respect to potential adjustments to US federal government spending, for which the Fiscal Cliff legislative negotiations are ongoing. Failure to reach a more lasting agreement may lead to a new recession in the US, which may have a significant adverse effect on the global economy and lead to negative pressures on the Group’s profitability. Such a failure could also negatively impact upon market confidence, potentially leading to a reduction in investor appetite and liquidity in the US bond and loan markets, which would also impact upon the Group’s profitability.

The Eurozone crisis

The Group’s performance may be materially adversely affected by the actual or perceived increase in the risk of default on the sovereign debt of certain European countries, the stresses currently being exerted on the financial system within the Eurozone, and the risk that one or more countries may exit the euro.

i)	Impact of potentially deteriorating sovereign credit quality, particularly debt servicing and refinancing capability

Concerns in the market about credit risk (including that of sovereign states) and the Eurozone crisis remain high. The large sovereign debts and/or fiscal deficits of a number of European countries and the sustainability of austerity programmes they have introduced have raised concerns regarding the financial condition of some sovereign states as well as financial institutions, insurers and other corporates that are: i) located in these countries; ii) have direct or indirect exposure to these countries (both to sovereign and private sector debt) and/or iii) whose banks, counterparties, custodians, customers, service providers, sources of funding and/or suppliers have direct or indirect exposure to these countries.

The default, or a further decline in the credit rating, of one or more sovereigns or financial institutions could cause severe stress in the financial system generally and could adversely affect the markets in which the Group operates, its businesses and the financial condition and prospects of the Group and that of its counterparties, customers, suppliers or creditors, directly or indirectly, in ways which it is difficult to predict.

For further information see Eurozone Exposure Section (pages XX to XX).

ii)	Potential exit of one or more countries from the Euro as a result of the European debt crisis

An exit of one or more countries from the Eurozone may adversely impact the Group’s profitability in a number of ways. Risks associated with a potential partial break-up of the Euro area include:

–	Direct risk arising from sovereign default of an exiting country and the impact on the economy of, and the Group’s counterparties in, that country;

–	Indirect risk arising from the subsequent impact on the economy of, and the Group’s counterparties in, other Eurozone countries;

–	Indirect risk arising from credit derivatives that reference Eurozone sovereign debt; and,

–	Direct redenomination risk on the potential mismatch in the currency of the assets and liabilities on balance sheets of the Group’s local operations in countries in the Eurozone

Although the Group reduced the aggregate net funding mismatch in local balance sheets during 2012 from £12.1bn to a £1.9bn surplus in Spain, from £6.9bn to £3.3bn in Portugal and from £12.0bn to £9.6bn in Italy, there can be no assurance that the steps taken by the Group to actively match local external assets with local external liabilities will be fully successful.

Furthermore the departure from and/or the abandonment of the euro by one or more Eurozone countries could lead to significant negative effects on both existing contractual relations and the fulfilment of obligations by the Group and/or its customers, which would have a negative impact on the activity, operating results, capital position and financial condition of the Group. An exit by a country from the Euro may also adversely affect the economic performance of that country, impacting areas such as interest and unemployment rates, which in turn may adversely affect our retail and wholesale counterparties’ (including a country’s government or its agencies) solvency and their ability to service their debts. This may lead to additional impairment or a reduction in value of Barclays credit assets in that country, which would adversely impact the Group’s profitability.

The current absence of a predetermined mechanism for a member state to exit the Euro means that it is not possible to predict the outcome of such an event and to accurately quantify the impact of such an event on the Group’s profitability, liquidity and capital.

The majority of our net on balance sheet exposure to Spain, Portugal and Italy continues to be secured home loans, aggregating to £32.4bn at 31 December 2012 (31 December 2011: £34.2bn). Although exposure to the less secured corporates and other retail lending portfolios have been reduced in these countries by 30% to £8.1bn (31 December 2011: £11.6bn) and 17% to £6.1bn (31 December 2011: £7.5bn), respectively, there can be no assurance that the steps taken by the Group to reduce its exposures in these countries will be successful.

For further information see Retail Risk Section and Eurozone Exposure Section (pages XX to XX).

Specific sectors/geographies

The Group is subject to risks arising from changes in credit quality and recovery of loans and advances due from borrowers and counterparties from a specific portfolio, geography or large individual names remain. Any deterioration in credit quality would lead to lower recoverability and higher impairment in a specific sector, geography or specific large counterparties.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 2

i)	Possible deterioration in Credit Market Exposures

The Investment Bank holds certain exposures to credit markets that became illiquid during 2007. These exposures primarily relate to commercial real estate and leveraged finance loans. The Group remains at risk from further deterioration to the remaining exposures, resulting in further impairment

During 2012, credit market exposures decreased by £5.9bn to £9.3bn, mainly reflecting net sales and paydowns and other movements. For further information see Barclays Credit Market Exposure Section (pages XX to XX). We incurred total impairment charges of £243m related to these credit market exposures (2011: £49m release).

ii)	Potential liquidity shortages increasing counterparty risks

The Group’s ability to enter into its normal funding arrangements could be materially affected by the actions and commercial soundness of other financial institutions. The Group has exposure to many different industries and counterparties and should funding capacity in either the wholesale markets or central bank operations change significantly liquidity shortages could result, which may lead to increased counterparty risk with other financial institutions. This could also have an impact on refinancing risks in the corporate and retail sectors. The performance of the Group remains at risk from a material liquidity shortage.

iii)	Large single name losses

In the ordinary course of our loan business, we have large individual exposures to individual single name counterparties. We are accordingly exposed to the credit risk of such counterparties in the event of their default of their obligations to us. If such defaults occur, they may have a significant impact on the impairment charge particularly in Investment Bank and the larger business book in Corporate Banking. In addition, where such counterparty risk has been mitigated by taking collateral, our credit risk may remain high if the collateral we hold cannot be realised or has to be liquidated at prices which are insufficient to recover the full amount of our loan or derivative exposure.

For further information see Wholesale Credit Risk and Loans and Advances to customers and banks (pages XX to XX).

Market Risk

Barclays is at risk from its earnings or capital being reduced due to:

-

Traded market risk, where Barclays supports customer activity primarily via the Investment Bank and is the risk of the Group being impacted by changes in the level or volatility of positions in its trading books. This includes changes in interest rates, inflation rates, credit spreads, property prices, commodity prices, equity and bond prices and foreign exchange levels;

-	Non-traded market risk to support customer products primarily in the retail bank and is the risk of the Group being unable to hedge its banking book balance sheet at prevailing market levels; and

-

Pension risk where the investment profile is reviewed versus the defined benefit scheme and is the risk of the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

Risks

Specific areas and scenarios where Market Risk could lead to significantly lower revenues and adversely affect our results of operations in future years include:

i)	Reduced client activity and decreased market liquidity

The Investment Banking business model is focussed on client intermediation. A significant reduction in client volumes or market liquidity could result in lower fees and commission income and a longer time period between executing a client trade, closing out a hedge, or exiting a position arising from that trade. Longer holding periods in times of higher volatility could lead to revenue volatility caused by price changes. Such conditions could adversely impact the Group’s financial results in future periods.

ii)	Uncertain interest rate environment

Interest rate volatility can impact Barclays net interest margin, which is the interest rate spread realised between lending and borrowing costs. The potential for future volatility and margin changes remains, and it is difficult to predict with any accuracy changes in absolute interest rate levels, yield curves and spreads. Most developed economies are currently operating under historically low rates. Consequently the net interest margin earned by Barclays is reduced. This margin would likely compress further were central bank rates to be cut. Rate changes, to the extent they are not neutralised by hedging programmes, may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

iii)	Pension fund risk

Adverse movements between pension assets and liabilities for defined benefit pension schemes could contribute to a pension deficit. The key sensitivities are the discount rate and long-term inflation assumptions made in determining the defined benefit obligation. The discount rate is derived from yields of corporate bonds with AA-ratings and consequently includes exposure both to risk-free yields and credit spreads. Barclays defined benefit pension net position has been adversely affected, and could be adversely affected again, by decreases in discount rate or an increase in long-term inflation assumptions.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 2

Funding Risk

Funding Risk is the risk that the Group is unable to achieve its business plans due to:

–

Capital Risk: the risk that the Group is unable to maintain appropriate capital ratios which could lead to: an inability to support business activity; a failure to meet regulatory requirements; and/or changes to credit ratings, which could also result in increased costs or reduced capacity to raise funding;

–

Liquidity Risk: the risk that the Group is unable to meet its obligations as they fall due resulting in: an inability to support normal business activity, a failure to meet liquidity regulatory requirements; and/or changes to credit ratings; and,

–

Structural Risk: this risk predominantly arises from the impact on the Group’s balance sheet of changes in primarily interest rates on income or foreign exchange rates on capital ratios and is, therefore, difficult to predict with any accuracy and may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

Risks

i)	Increasing capital requirements

There are a number of regulatory developments that impact capital requirements. Most significantly Basel 3 which is planned to be adopted into EU law through the fourth Capital Requirements Directive (CRD IV) and Capital Requirements Regulation which are on-going through the EU legislative process. Additional capital requirements may arise from other proposals including the recommendations of the U.K. Independent Commission on Banking, including with respect to ‘ring fencing’ separately the trading and non-trading businesses of banks : The Financial Services (Banking Reform) Bill; EU Review; and, section165 of the Dodd-Frank Act. For more information see Operational Risk - Legal and Regulatory Related Risks below

Increased capital requirements and changes to what is defined to constitute capital may constrain the Group’s planned activities and could increase costs and contribute to adverse impacts on the Group’s earnings. During periods of market dislocation, increasing the Group’s capital resources in order to meet targets may prove more difficult or costly.

ii)	Maintaining capital strength

A material adverse deterioration in the Group’s financial performance can affect the Group’s capacity to support further capital deployment.

iii)	Changes in funding availability and costs

Market liquidity and the availability and cost of customer deposits and wholesale funding impacts the Group’s ability to meet its obligations as they fall due, support normal business activity and meet liquidity regulatory requirements. Large unexpected outflows, for example from customer withdrawals, ratings downgrades or loan drawdowns, could also result in forced reduction in the balance sheet, inability to fulfil lending obligations and a failure to meet liquidity regulatory requirements.

iv)	Downgrade in Credit Ratings

Credit ratings affect the cost and other terms upon which the Group is able to obtain funding. Rating agencies regularly evaluate the Group and certain of its subsidiaries, as well as their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of the Group or of the relevant entity, as well as conditions affecting the financial services industry generally and there can be no assurance that the rating agencies will maintain the Group’s or the relevant entity’s current ratings or outlook, especially in light of the difficulties in the financial services industry and the financial markets.

During 2012, Barclays Bank PLC rating was downgraded by Moody’s, from Aa3/P-1/C to A2/P-1/C-, as a result of the agency’s rating repositioning of banks and securities firms with global capital market operations, and by DBRS, from AA High/ R-1 High to AA/R-1 High, as the result of the resignation of senior management during the summer.

Credit rating downgrades could result in contractual outflows to meet collateral requirements on existing contracts and potential loss of unsecured funding. The aggregate contractual outflows to meet our collateral requirements on existing contracts following a one and two notch long-term and associated short term simultaneous downgrades across all credit rating agencies, would be £13bn and £17bn, respectively. See page xx in the Funding Risk – Liquidity section for further information on Barclays credit rating and potential outflows relating to credit downgrades.

v)	Local balance sheet management and redenomination risk

The introduction of capital controls or new currencies by countries (for example in the Eurozone) to mitigate current stresses could have an adverse impact on the performance of local balance sheets of certain Group companies depending on the asset quality, types of collateral and mix of liabilities. Further detail on the Group’s exposures to selected Eurozone countries is included on pages xx to xx.

Operational Risk

Operational Risk is the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events. Operational risks are inherent in the Group’s business activities and include those relating to the conduct of employees and the Bank as a whole and consider the reputational impact of risks should they occur.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 2

Risks

Legal and Regulatory Related Risks

i)	Legal Risk

The Group is subject to a comprehensive range of legal obligations in all countries in which it operates and so is exposed to many forms of legal risk, including that: (i) business may not be conducted in accordance with applicable laws in the relevant jurisdictions around the world and financial and other penalties may result; (ii) contractual obligations may either not be enforceable as intended or may be enforced in a way adverse to the Group; (iii) intellectual property may not be adequately protected; and (iv) liability for damages may be incurred to third parties harmed by the conduct of the Group’s business. The Group also faces regulatory and other investigations in various jurisdictions, including in the US.

Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue – see Regulatory Risk for further details.

Key legal proceedings to which the Group was exposed during 2012 and continues to be exposed include those relating to:

–	Lehman Brothers;
–	Certain series of preference shares issued in the form of American Depositary Shares;
–	Residential Mortgage-Backed Securities;
–	Devonshire Trust; and
–	Libor Civil Actions (see also competition and regulatory matters discussed below).

For more detailed information on each of these proceedings, see Legal Proceedings Note 29. The outcome of each of these legal proceedings is difficult to predict. However, it is likely that the Group will incur significant expense in connection with these matters and one or more of them could expose the Group to any of the following: substantial monetary damages; other penalties and injunctive relief; potential regulatory restrictions on the Group’s business; and/or negative effect on the Group’s reputation.

Key competition and regulatory matters affecting Barclays during 2012 and which are ongoing are described in Competition and Regulatory Matters Note 30 and a description of the associated risks for each is set out below:

a)	Interchange Investigations: The key risks arising from the investigations into Visa and MasterCard credit and debit interchange rates comprise the potential for fines imposed by competition authorities, follow on litigation and proposals for new legislation. It is not currently possible to predict the likelihood or impact of these risks.

b)	London Interbank Offered Rates Investigations: The risks associated with investigations by various authorities into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates include: the potential for further financial penalties imposed by governmental authorities in addition to those assessed in 2012; the pending and potential additional civil litigation; damage to Barclays reputation; the potential for criminal prosecution should Barclays violate the terms of its non-prosecution agreement with the Department of Justice, Criminal Division Fraud Section; and potential further regulatory enforcement action should Barclays fail to comply with the Cease and Desist Order entered against it by the Commodity Futures Trading Commission.

c)	Interest Rate Hedging Products matter: The provision of £850m that Barclays has made in 2012 for future redress to customers categorised as non-sophisticated has been based on the best currently available information (see Note 27 for further details), however there is a risk that the provision may need to be increased to the extent that experience is not in line with management estimates. In addition, customers could initiate civil litigation against Barclays in connection with the sale of interest rate hedging products.

d)	Federal Energy Regulatory Commission (FERC) Investigation: Barclays may be required to pay a civil penalty and profit disgorgement plus interest, and could incur damage to its reputation, if it is found to have violated the FERC’s Anti-Manipulation Rule in connection with Barclays power trading in the western US with respect to the period from late 2006 to 2008.

e)	Other Regulatory Investigations: These relate to investigations by the FSA and Serious Fraud Office in connection with certain commercial agreements between Barclays and Qatari interests and whether these may have related to Barclays capital raisings in June and November 2008 and an investigation by the US Department of Justice and US Securities and Exchange Commission into whether the Group’s relationships with third parties who assist Barclays to win or retain business are compliant with the US Foreign Corrupt Practices Act. The risk of these investigations is that one or more of the relevant authorities will conclude that Barclays and/or one or more of its current or former senior employees has been involved in some form of wrongdoing. It is not possible to foresee the outcome or impact of such findings other than that a fine or a number of fines would be possible.

ii)	Regulatory Risk

Regulatory risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry which are currently subject to significant changes. Non-compliance could lead to fines, public reprimands, damage to reputation, increased prudential requirements, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate. Non-compliance may also lead to costs relating to investigations and remediation of affected customers. The latter may exceed the direct costs of regulatory enforcement actions. In addition, reputational damage may lead to a reduction in franchise value.

Regulatory Change

The banking industry continues to be subject to unprecedented levels of regulatory change and scrutiny in many of the countries in which the Group operates. This has led to a more intensive approach to supervision and oversight, increased expectations and enhanced requirements, including capital and liquidity requirements (for example relating to Basel 3 and CRD IV), resolvability and the clearing of over-the-counter derivatives. Banks, such as Barclays, that are deemed by the Financial Stability Board to be globally systemic banks will be subject to particular scrutiny. In 2013 challenges are expected to increase,

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 2

particularly in the United Kingdom with as the Prudential Regulatory Authority (PRA) and Financial Conduct Authority (FCA) taking over from the Financial Services Authority with enhanced powers and more focused regulatory mandates and objectives. In addition, the Financial Policy Committee (FPC) of the Bank of England will have a powerful influence on the conduct of the new regulatory bodies and powers to raise capital requirements for the sector. Significant challenges are also anticipated in the United States as the Dodd-Frank Wall Street Reform and Consumer Protection Act 2010 (DFA) is implemented, including with respect restrictions on proprietary trading and fund-related activities (the so-called “Volcker Rule”). Some of the impacts of the DFA extend beyond the United States. The full scale of the DFA’s impact on the Group remains unclear because the rules required to implement many of the provisions of DFA continue to be subject to rulemaking and will take effect over several years. As a result, regulatory risk will continue to focus senior management attention and consume significant levels of business resource. Furthermore, uncertainty and the extent of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect our ability to engage in effective business, capital and risk management planning.

For further information see Regulatory Developments in the section on Supervision and Regulation.

Structural Reform

The UK Government has introduced the Financial Services (Banking Reform) Bill which, when enacted, would give the UK authorities the power to implement the recommendations of the Independent Commission on Banking to ring fence the UK and EEA retail banking activities of the Group, The Government has also announced that it will establish a reserve power allowing the regulator, with approval from the Government, to enforce full separation under certain circumstances.

The European Commission is considering the recommendations of the High Level Expert Group to require banks to ring fence their trading activities. Proposals are expected in 2013.

In December 2012, the Federal Reserve issued a notice of proposed rulemaking (NPR) to implement for foreign banking organisations Section 165 (enhanced prudential standards) and Section 166 (early remediation requirements) of the Dodd-Frank Act. The NPR proposes that foreign banking organisations, like Barclays, with total global assets of $50bn or more and with total US assets of $10bn or more (not including branches/agencies) establish an intermediate holding company (IHC) for its US bank and nonbank subsidiaries. The IHC would be required to meet the enhanced prudential standards and early remediation requirements that to a large degree, the same as, those applicable to similar US bank holding companies, including some requirements previously assessed as not being applicable to the Group. The NPR, if adopted in its current form, has the potential to significantly increase the absolute and regulatory costs of Barclays US operations.

These laws and regulations could result in changes to the structure of Barclays, and an increase in the amount of loss-absorbing capital issued by Barclays, which may have an adverse impact on profitability, return on equity and/or financial condition. It is not yet possible to predict the detail of secondary legislation or regulatory rulemaking or the ultimate consequences to the Group.

For further information see the section on Supervision and Regulation.

Conduct related issues

There are also a number of areas where Barclays conduct has not met the expectations of regulators and other stakeholders and where the Group has sustained financial and reputational damage in 2012, and where the consequences are likely to endure into 2013 and beyond.

These include participation in benchmark rates and London Interbank Offered Rates and interest rate hedging products, which are discussed in the Legal Risk section above and Payment Protection Insurance (PPI). Provisions totalling £850m have been raised in respect of interest rate hedging products in 2012, and provisions of £2.6bn have been raised against PPI in 2011-12. To the extent that experience is not in line with management estimates, additional provisions may be required and further reputational damage may be incurred.

Furthermore, the Group is from time to time subject to regulatory investigations. The risk of these investigations to Barclays is that one, a number of or all of the authorities will conclude that Barclays has been involved in some form of wrongdoing. It is not possible to foresee the outcome or impact of such findings other than that fines or other forms of regulatory censure would be possible. This includes the investigation by the United States Federal Energy Regulatory Commission (FERC) into the Group’s conduct (see Legal Risk above).

There is a risk that there may be other conduct issues, including in business already written, that Barclays is not presently aware of.

Further details on PPI and interest rate hedging products, including a description of management judgements and estimates and sensitivity analysis on those estimates where available are provided in Note 27 (Provisions) to the financial statements. Further details on the FERC investigations are provided in Note 30 Competition and regulatory matters to the financial statements.

In addition to the risks highlighted under Legal Risk, Barclays participates in the setting of number of interest rate benchmarks such as LIBOR. The setting of such benchmarks is subject to increased scrutiny and additional regulation in a number of jurisdictions, with enhanced sanctions – including potential criminal sanctions – and attendant damage to Barclays reputation for violations. Barclays may also be required to contribute to benchmarks due to its presence in certain markets. The UK FSA is considering the use of such powers.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 2

Further details on the LIBOR investigations are provided in Note 29 (Legal proceedings) and Note 30 (Competition and regulatory matters) to the financial statements. For further information on developments further to the Wheatley Review recommendations related to the setting of LIBOR, see Supervision and Regulation.

iii)	Implementation of Basel 3

The new capital requirements regulation and capital requirements directive that implement Basel 3 within the EU (collectively known as CRD IV) include significant developments in the regulatory capital regime including: increased minimum capital ratios; changes to the definition of capital and the calculation of risk weighted assets; and the introduction of new measures relating to leverage, liquidity and funding. The requirements are under consideration and are expected to be finalised during 2013; however the implementation date is uncertain.

The impact of the CRD IV rules, including with respect to the calculation of capital and risk weighted assets, and the timing of implementation including the application of transitional relief, have not been finalised and remain subject to change by European legislators. The FSA may also alter its stated approach to the adoption of CRD IV in the United Kingdom. For example, the scope of application of the volatility charge for credit value adjustments (CVA) may be different from that expected and restrictions may be applied on the maturity of hedges over to insignificant financial holdings, with the result that individually and/or in aggregate such changes may materially negatively affect Barclays CRD IV capital, leverage, liquidity and funding ratios.

iv)	Recovery and Resolution Plans

The strong regulatory focus on resolvability has continued in 2012, from both UK and international regulators. The Group continues to work with the authorities on RRP and the detailed practicalities of the resolution process. This includes the provision of information that would be required in the event of a resolution, in order to enhance Barclays resolvability. The Group made its first formal RRP submissions to the UK and US regulators in mid-2012 and has continued to work with the authorities to identify and address any impediments to resolvability.

Should the authorities decide that Barclays is not resolvable they have the ability to demand that the Group is broken into sections that are deemed resolvable. The impact of such structural changes could impact capital, liquidity and leverage ratios, due to reduced benefits of diversification, as well as the overall profitability, via duplicated infrastructure costs, lost cross-rate revenues and additional funding costs.

Other Operational Risks

v)	Reputation Risk

Reputation risk, meaning the risk of damage to the Barclays brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical, is inherent in our business. Reputational damage can result from the actual or perceived manner in which we conduct our business activities, from our financial performance, or from actual or perceived practices in the banking and financial industry. Such reputational damage reduces – directly or indirectly – the attractiveness of Barclays to stakeholders and may lead to negative publicity, loss of revenue, litigation, regulatory or legislative action, loss of existing or potential client business, reduced workforce morale, and difficulties in recruiting talent. Sustained reputational damage could have a materially negative impact on our licence to operate and destroy shareholder value.

vi)	Infrastructure resilience, Technology and CyberSecurity

Events across the industry during 2012 have reinforced the importance of infrastructure resilience to the banking infrastructure to allow customers to access their accounts and make payments in a timely fashion. The Group recognises that this is an area of risk that continues to change rapidly and so requires continued focus. Any disruption in a customer’s access to their account information or delays in making payments will have a significant impact on the Group’s reputation and may also lead to potentially large costs to both rectify the issue and reimburse losses incurred by customers. However, given that it is not possible to predict the level or impact of such an event, should it occur, it is not possible to accurately quantify either the reputational damage or associated costs to the Group.

Furthermore, Barclays recognises the growing threat of attacks to its systems, customers and Group’s information held on customers and transactions processed through these systems from individuals or groups via cyberspace (The interdependent network of information technology infrastructures, and includes technology “tools” such as the Internet, telecommunications networks, computer systems, and embedded processors and controllers in critical industriesa). The implementation of measures to manage the risk involves continued investment and use of internal resources.

However, given the increasing sophistication and scope of potential attacks via cyberspace, it is possible that in the future such attacks may lead to significant breaches leading to associated costs and reputational damage although these cannot be quantified to any degree of accuracy at this time due to the uncertain nature and impact of any such attack.

a As defined by the World Economic Forum’s Partnership for Cyber Resilience of which Barclays is a member

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 2

vii)	Transform Programme

In February 2013, we presented the results of our Strategic Review and the elements of our Transform Programme which is the plan by which Barclays will become the ‘Go-To’ bank for our stakeholders. See further discussion in “[x]” on page [x] for more information. As part of the Transform Programme, we will seek to, among other initiatives, restructure Barclays European retail operations to focus on the mass affluent customer segment, manage risk weighted assets more efficiently through run-off of legacy assets in Europe and the Investment Bank, and reduce total costs significantly across the Group. As a result of certain commitments made in the review, Barclays expects to incur a restructuring charge of approximately £500m in the first quarter of 2013 and costs associated with implementing the strategic plan of approximately £1bn in 2013, £1bn in 2014 and £0.7bn in 2015.

The development and implementation of our Strategy Review requires difficult, subjective and complex judgments, including forecasts of economic conditions in various parts of the world. We may fail to correctly identify the trends we seek to exploit and the relevant factors in making decisions as to capital deployment and cost reduction. Our ability to execute our strategy may also be limited by our operational capacity and the increasing complexity of the regulatory environment in which we operate. Moreover, there is a risk that the restructuring costs associated with implementing the Transform Programme may be higher than our current expectations. Failure to successfully implement the Transform Programme could have a material adverse effect on the expected benefits of the Transform Programme. In addition, factors beyond our control, including but not limited to the market and economic conditions such as the risk of an economic downturn and other challenges discussed in detail above, could limit or delay our ability to achieve all of the expected benefits of the Transform Programme.

viii)	Taxation Risk

The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at an EU level, and is impacted by a number of double taxation agreements between countries.

There is potential risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage due to: failure to comply with or correctly assess the application of, relevant tax law; failure to deal with tax authorities in a timely, transparent and effective manner; incorrect calculation of tax estimates for reported and forecast tax numbers; or provision of incorrect tax advice.

For further information see the Financial Review (pages xxx to xxx) and Tax (pages xxx to xxx).

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 3

Wholesale Forbearance - Question 12

The 2012 20-F will include the following disclosure in relation to Wholesale Forbearance:

“Wholesale forbearance programmes

Wholesale client relationships are individually managed with lending decisions made with reference to specific circumstances and on bespoke terms. Forbearance occurs when Barclays, for reasons relating to the actual or perceived financial difficulty of an obligor, grants a concession below current Barclays standard rates (i.e. lending criteria below our current lending terms), that would not normally be considered. This includes all troubled debt restructures granted below our standard rates.

Wholesale forbearance reporting split by exposure class
		Financial		Personal and
	Sovereign	institutions	Corporate	trusts	Total
	£m	£m	£m	£m	£m

As at 31 December 2012

Restructure: reduced contractual cash flows	4	16	405	-	425

Restructure: maturity date extension	5	107	1,412	33	1,557

Restructure: changed cash flow profile (other than extension)	5	46	876	26	953

Restructure: payment other than cash	-	-	71	1	72

Change in security	-	-	76	8	84

Adjustments/non-enforced covenants	10	7	626	128	771

Other	-	-	318	74	392

Total	24	176	3,784	270	4,254

Wholesale forbearance reporting split by business unit			Wealth and
	Corporate	Investment	Investment
	Banking	Bank	Management	Africa RBB	Total
	£m	£m	£m	£m	£m

As at 31 December 2012

Restructure: reduced contractual cash flows	258	138	-	29	425

Restructure: maturity date extension	952	408	112	85	1,557

Restructure: changed cash flow profile (other than extension)	624	152	70	107	953

Restructure: payment other than cash	64	7	1	-	72

Change in security	45	26	12	1	84

Adjustments/non-enforced covenants	377	115	277	2	771

Other	162	-	211	19	392

Total	2,482	846	683	243	4,254

The tables above detail balance information for wholesale forbearance cases. Comparable figures for previous reporting periods are not available.

Loan impairment on forbearance cases amounted to £1,149m at 31 December 2012, which represented 27% of total forbearance balances. At 31 December 2012, maturity date extension accounted for the largest proportion of forbearance recognised, followed by changes to cash flow profile other than maturity extension, adjustments to or non-enforcement of covenants, and reduction of contractual cash flows.

Corporate borrowers accounted for 89% of balances and 95% of impairment booked to forbearance exposures at 31 December 2012, with impairment representing 29% of forbearance balances.

Corporate Banking accounted for the single largest proportion of overall Group forbearance, with forbearance exposures concentrated in Western Europe and particularly Spain, which accounted for 29% of total Group forbearance balances and 45% of total impairment booked to forbearance exposures at 31 December 2012.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 3

“Sustainability of loans under forbearance

The Group closely monitors the sustainability of loans for which forbearance has been granted.

In the wholesale portfolios, customers that have been granted forbearance are placed on WL/EWL and therefore subject to increased levels of credit risk oversight. Obligors then remain on WL/EWL for a minimum of 12 months from the date forbearance is applied until satisfactory performance is evidenced. Obligors may only be removed from WL / EWL status in less than 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring that materially improves credit quality.”

“Wholesale forbearance

Wholesale client relationships are individually managed with lending decisions made with reference to specific circumstances and on bespoke terms.

Forbearance occurs when Barclays, for reasons relating to the actual or perceived financial difficulty of an obligor, grants a concession below current Barclays standard rates (i.e. lending criteria below our current lending terms), that would not otherwise be considered. This includes all troubled debt restructures granted below our standard rates.

Forbearance would typically be evident where the concession(s) agreed impact the ability to repay debt or avoid recognising a default with a lack of appropriate commercial balance and risk mitigation/ structural enhancement of benefit to Barclays in return for concession(s).

The following list is not exhaustive but provides some examples of instances that would typically be considered to be evidence of forbearance:

-	A reduction of current contractual interest rate for the sole purpose of maintaining performing debt status with no other improvement to terms of benefit to the Bank;

-	Non-enforcement of a material covenant breach impacting the borrower’s ability to repay ;

-

Converting a fully or partially amortising facility to bullet repayment at maturity with no other improvement to terms of benefit to the Bank for the sole purpose of avoiding a payment default due to customer’s inability to meet amortisation;

-	Extension in maturity date for a Project Finance facility that gives an effective contractual term longer than the underlying project contract being financed; and,

-

Any release of a material security interest without receiving appropriate value by way of repayment/ alternate security offered or other improvement in terms available to the Bank commensurate with the value of the security released.

Where a concession is granted that is not a result of financial difficulty and/ or is within our current market terms, the concession would not amount to forbearance. For example, a commercially balanced restructure within our current terms which involves Barclays granting concessions and receiving risk mitigation/ structural enhancement of benefit to Barclays would not be indicative of forbearance.

The following list (not exhaustive) gives some examples of instances that would not typically be considered to be evidence of forbearance:

-	Temporary/ permanent waivers/ resets of covenants agreed in line with our current terms;

-	Amending contractual maturity to meet current lending terms that results in a previously amortising facility having a bullet repayment as a consequence of shorter maturity date;

-	Equity/ warrants taken to increase return to the Bank without compromising contractual interest;

-	Extension of maturity date where the extension is within the normally granted terms for the type of facility in question; and

-	Release of a material security interest where commensurate value is received by way of repayment/ other security offered.

Cases where a technical default may have occurred, the Bank has decided to reserve its position but does not consider the default to be sufficient to impact the borrowers ability to pay, would not typically be considered forbearance (as the borrower would continue to meet its payment obligations under existing terms).

The Group Watch List/Early Warning List and Forbearance Policy requires that a permanent record is retained of all individual cases of forbearance, and upon granting forbearance the obligor is placed on WL/ EWL. The obligor then remains on WL/ EWL and is flagged as being in forbearance for a minimum of 12 months from the date forbearance is applied. Obligors may be removed from WL/ EWL status in less than 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring. Obligors placed on WL /EWL status are subject to increased levels of credit risk oversight.

Obligors who have been granted forbearance are classified as a Basel unlikeliness to pay default for capital purposes with PD of 1 throughout the period that they remain classified as being in forbearance. This is on the basis that without intervention by Barclays the obligor is unlikely to meet its obligations in full which would lead to default.

Impairment is assessed on an individual basis and recognised where relevant impairment triggers have been reached including where customers are in arrears and require renegotiation of terms. Forbearance is considered to be an indicator that impairment may be present and an impairment test is performed for all cases placed in forbearance.

A control framework exists along with regular sampling to ensure watch list and impairment policies are enforced as defined and to ensure that all assets have suitable levels of impairment applied. Portfolios are subject to independent assessment.

Aggregate data for wholesale forbearance cases is reviewed by the Wholesale Credit Risk Management Committee.”